Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 28, 2017

December 28, 2017

The following article written by a third party was made available to employees of CVS Health Corporation:

CVS-Aetna augurs new health care experience

Chain Drug Review

A new health care experience for consumers could be in the offing with CVS Health’s $69 billion deal to acquire health insurance giant Aetna Inc., according to branding specialist CBX.

Industry observers say the acquisition signals a bid by CVS to ramp up the level of care that it offers customers. CVS operates the nation’s second-largest drug chain, second-largest pharmacy benefit manager and largest in-store clinic services, while Aetna is the third-largest U.S. health insurer.

Yet a CVS-Aetna merger also could yield valuable lessons for others in the health care and drug store sectors as they seek to forge stronger ties with consumers, CBX noted.

“What interests me here is the potential for CVS-Aetna to create new, meaningfully differentiated brand experiences for consumers,” explained Brian McDonagh, a Minneapolis-based strategy director for CBX. “CVS has nearly 10,000 stores; Aetna covers 22 million people. If they can combine to better meet the clinical and patient needs of such a large swath of the U.S. population, it will be a game changer.”

One key component likely will be MinuteClinic, CVS’ retail health clinic operation. The addition of Aetna could ultimately translate into more MinuteClinics — which currently number about 1,100 — with expanded menus of medical services, including those for patients with chronic conditions. In turn, this could help CVS further sharpen its focus on its core business and purpose — namely, to be a health care company, according to McDonagh.

“For far too long, U.S. chain drug stores have suffered from a bit of an identity crisis,” he said. “Despite the coolers and front-of-the-store merchandise, CVS, for one, has realized that it isn’t primarily a food seller, nor is it a discount retailer or c-store. Increasingly, CVS has been trying to act like a health care company.”

An even stronger health care push by CVS would create some intriguing possibilities with respect to integrated store design, signage, packaging, naming, logos and other forms of creative marketing, McDonagh said. Still, the actual experience of receiving health care in these locations would likely be the biggest factor in bolstering the brand, he pointed out.

“Potentially, this union is a step away from a disjointed, broken [health care] system toward greater coherence,” McDonagh said. “The question is, what philosophy and mission are driving this? Is it pure profit or a true commitment to consumer care? Given that CVS has already demonstrated a commitment to consumer care at a loss to its revenues — namely, by taking tobacco out of its stores — I am glad CVS is doing the acquiring here.”

More broadly, other U.S. pharmacy chains and health care-related companies could benefit from thinking creatively about how to better connect with their customers, and they will no doubt be paying close attention to how the CVS-Aetna merger deal evolves, McDonagh added.

“Connecting is second nature to manufacturers of soda, breakfast cereal or laundry detergent, but the calculus for health care companies is quite a bit more complex,” he said. “If CVS and Aetna can put consumer care first and offer greater usability, transparency and value, there will be lessons as other companies seek to follow suit.”

At the same time, CBX managing partner Gregg Lipman sounded a note of caution about the U.S. economic trend toward vertical integration. Although this trend could bring such benefits as lower prices, easier access and more convenience, it also could mean significant costs as more consumers live within closed, vertically integrated ecosystems, he explained.

“Consumers will soon be forced to pick their ‘team’: ‘I’m a Walmarter’ or ‘I’m an Amazoner,’ ” Lipman said. “All of their info is in the vertical, and so all of the value they can reap — from loyalty rewards to custom and leveraged pricing — is in that vertical. The thing is, the goods and services on offer are just about the same. The danger is a growing sense that Big Brother is truly here. Is that a good thing for consumers? Could it eventually spark a backlash?” Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.